ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY HALLIBURTON COMPANY
August 2, 2011
Via EDGAR (Redacted)
Via Overnight Mail and Fax (Including Confidential Portions)
Mr. H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Halliburton Company Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 17, 2011 File No. 001-03492
Dear Mr. Schwall:
On behalf of Halliburton Company (“Halliburton”), we are transmitting a memorandum of Halliburton responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated July 20, 2011. The memorandum does not include portions of Halliburton’s responses to Comments No. 1, 2 and 3 that have been redacted and are subject to the below confidential treatment request. Accordingly, the EDGAR submission of the memorandum does not contain portions for which confidential treatment is requested. The location of information subject to the confidential treatment request is indicated in the EDGAR submission with [****]. A complete paper copy of the memorandum, including the portions for which confidential treatment is requested, is being provided supplementally to the Commission herewith.
FOIA Confidential Treatment Request
Pursuant to Rule 83 of the Commission’s rules and regulations relating to Commission records and information (17 C.F.R. 200.83), we hereby request that confidential treatment be accorded to the aforementioned portions of the memorandum and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. § 552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83. In addition, we note that Rule 80(b)(4) of the Commission’s rules and regulations (17 C.F.R. 200.80(b)(4)),

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CONFIDENTIAL TREATMENT REQUESTED BY HALLIBURTON COMPANY
provides that replies to letters of comment of this nature are considered non public and that the Commission will generally not publish them or make them available except for certain reasonably segregable portions thereof after deletion of the portions considered non public.
All of the pages of the memorandum, including those containing the confidential portions, have been marked with the following legend: “CONFIDENTIAL TREATMENT REQUESTED BY HALLIBURTON COMPANY” and are numbered [HAL0001] through [HAL0009].
In addition to its request for confidential treatment of the above-referenced portion of the memorandum, Halliburton requests that any memoranda, notes or other writings made by any member or employee of the Commission relating thereto or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. §552(b)(3), (4) and (5), and 17 C.F.R. §200.80(b)(3), (4) and (5).
A copy of this Confidential Treatment Request (without the memorandum) is being delivered to the FOIA Office of the Commission.
Please contact the undersigned at the address listed above or telephone the undersigned (713.229.1856) or Andrew M. Baker (214.953.6735) of the firm Baker Botts L.L.P., counsel to Halliburton, with any questions or comments you may have regarding the Confidential Treatment Request or the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Eric C. Swanson
Eric C. Swanson

Enclosures

cc:	Suying Li (Commission)
(Via Fax: 703.813.6982)

Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F. Street, NE, Mail Stop 2736
Washington, DC 20549
(without enclosures)

Mr. Mark A. McCollum (Halliburton Company)
3000 North Sam Houston Parkway East
Houston, Texas 77032
Telephone: 281.871.2699

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY HALLIBURTON COMPANY
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August 2, 2011
MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Halliburton Company

RE:	Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 17, 2011 File No. 001-03492 Response to Staff Comments dated July 20, 2011
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated July 20, 2011 relating to Halliburton Company’s (“Halliburton,” “us,” “we,” or “our”) Form 10K for the fiscal year ended December 31, 2010 filed with the Commission on February 17, 2011 (the “Form 10-K”).
     For your convenience, our responses are prefaced by the corresponding Staff comment in bold text.
Form 10-K for Fiscal Year Ended December 31, 2010
General
1.	You discuss in your filing that your completion and production services include hydraulic fracturing and acidizing services. Please tell us, with a view for disclosure:
•	what percentage of your services involves hydraulic fracturing;

•	your anticipated costs and funding associated with hydraulic fracturing services; and

•	whether there have been any incidents, citations, or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what your response has been.
Response: Hydraulic fracturing revenue represented approximately [****]% of Halliburton’s total revenue during the six months ended June 30, 2011. For the years ended December 31, 2010, 2009 and 2008, hydraulic fracturing represented an estimated [****]%, [****]% and [****]%, respectively, of Halliburton’s total revenue.

CONFIDENTIAL TREATMENT REQUESTED BY HALLIBURTON COMPANY
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Hydraulic fracturing resides in the Production Enhancement product service line, which is part of the Completion and Production division (reporting segment). Halliburton’s accounting systems and processes do not track complete operating costs and expenses just for hydraulic fracturing services. Rather, operating costs and expenses are accounted for at a product service line level. For example, operating costs and expenses related to certain support services, shared facilities and employees and research and development are not allocated to hydraulic fracturing but rather to the applicable product service line (in this case, to Production Enhancement). In order to provide some context, hydraulic fracturing represented over [****]% of Production Enhancement’s revenue for the full year 2010 and the six months ended June 30, 2011. Production Enhancement operating costs and expenses were approximately $[****] in 2010 and approximately $[****] for the six months ended June 30, 2011. However, specific operating costs and expenses related to hydraulic fracturing are not available.

Similarly, capital expenditures are not tracked specifically for hydraulic fracturing. Because much of the capital spent relates to more than one product service line, such as real estate and manufacturing capacity, capital expenditures are accounted for at the division level. Total capital expenditures for Completion and Production were $1.0 billion and $[****] for 2010 and the six months ended June 30, 2011, respectively. Halliburton believes that more than [****] of these expenditures related to hydraulic fracturing, although a more precise figure is not available.

Halliburton has not estimated operating costs and expenses or capital expenditures related to hydraulic fracturing beyond 2011, although it expects that these amounts could continue to grow if demand for hydraulic fracturing services increases.

Halliburton has not been subject to any citations because of environmental concerns arising from its hydraulic fracturing operations. In addition, Halliburton is unaware of any incident in which its hydraulic fracturing operations caused substantial environmental concerns. Halliburton, along with other operators and service companies, has been named in a few lawsuits where plaintiffs allege that contamination emanated from drilling operations, but Halliburton has no reason to believe that its activities at the respective drilling sites caused the alleged contamination. The Company is vigorously defending these actions.

2.	In regard to your hydraulic fracturing services and more generally the services you provide in your completion and production segment, please also tell us what steps you have taken to minimize any potential environmental impact. As part of your response, please explain your role as compared to that of the well operator. For example, and without limitation, please explain if you:

CONFIDENTIAL TREATMENT REQUESTED BY HALLIBURTON COMPANY
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•	have steps or technology in place to ensure that the services you provide for drilling, casing, cementing, and well completions adhere to known best practices;

•	have systems in place to monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure and/or detection of fluid leak-off;

•	evaluate the environmental impact of additives to your frack fluid, including disclosure of all chemicals involved, in the volume/concentration and total amounts utilized; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.
Response: As part of its hydraulic fracturing services, Halliburton generally designs and implements the hydraulic fracturing operation at the direction of the operator once the well has been drilled, cased and cemented. Halliburton provides various services related to the casing and cementing of wells, although the specifications for the casing and cementing of the well remain the responsibility of the operator. The operator is typically Halliburton’s customer. The operator is generally responsible for providing the base fluid (usually water) used in the hydraulic fracturing of a well. Halliburton supplies the proppant and any additives used in the overall fracturing fluid mixture. In addition, Halliburton will mix the additives and proppant with the base fluid and will pump the mixture down the wellbore to create the desired fractures in the target formation. The operator is responsible for the disposition of any materials that are subsequently pumped out of the well, including flowback fluids and produced water.

As part of the process of constructing the well, the operator will take a number of steps designed to protect drinking water resources. In particular, the casing and cementing of the well are designed to provide “zonal isolation” so that the fluids pumped down the wellbore and the oil and natural gas and other materials that are subsequently pumped out of the well will not come into contact with shallow aquifers or other shallow formations through which those materials could potentially migrate to the surface. As recognized by the U.S. Environmental Protection Agency (“EPA”), the Ground Water Protection Council and state regulators, these “zonal isolation” techniques have been effective in protecting drinking water resources. For example, EPA noted in its June 2004 report entitled Evaluation of Impacts to Underground Sources of Drinking Water by Hydraulic Fracturing of Coalbed Methane Reservoirs (at ES-13) that the Agency was aware of “no confirmed cases [of contamination of underground sources of drinking water] that are linked to fracturing fluid injection into CBM wells or subsequent underground movement of fracturing fluids.” Likewise, EPA Administrator Lisa Jackson stated in May 24, 2011 testimony before the House Committee on Oversight and Government Reform that she is “not aware of any water contamination associated with the recent drilling” in the Marcellus Shale. Numerous state regulators have recently confirmed that they are not aware of any instances of groundwater contamination due to hydraulic fracturing in their states. See New York State Department of Environmental Conservation, Preliminary

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Revised Draft, Supplemental Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program, Well Permit Issuance for Horizontal Drilling And High-Volume Hydraulic Fracturing to Develop the Marcellus Shale and Other Low-Permeability Gas Reservoirs, Appendix 15, available at http://www.dec.ny.gov/energy/75370.html.

Halliburton has taken and continues to take a variety of steps in an effort to ensure that the services it provides in connection with the casing, cementing and stimulation of oil and natural gas wells are conducted in accordance with the highest industry standards. These steps include the following:
•	The Halliburton Management System (“HMS”) — HMS is a quality and design assurance program that is designed to integrate key components of Halliburton’s business practices, including company policies, design standards, operating procedures and work methods, into a single online system to guide employees. This system provides a framework for our global operations personnel to follow, by job type, in order to achieve consistent service delivery on location, regardless of geography. HMS includes a Health, Safety and Environment (“HSE”) component designed to protect the public health and the environment. HMS is continually updated to reflect newly established Halliburton and industry best practices, industry advancements and site-specific challenges.

HMS not only encompasses a comprehensive set of procedures, checklists, forms and other documents providing guidance on conducting efficient and safe work practices, but the system also contains components designed to monitor and continuously improve performance. Halliburton personnel perform a number of audit functions, including audits of operational activities, HSE processes and practices and the HMS itself. Results are reported to management personnel who direct the response to any concerns revealed by the audit. Another component of HMS is Correction, Prevention & Improvement (“CPI”). CPI provides near real-time visibility of performance issues and metrics. It includes a risk assessment function and allows Halliburton to plan, prioritize and coordinate corrective actions. The feedback our managers and employees receive from the CPI program supports our goal of continuous improvement in the HSE arena and throughout the company.

•	Participation in industry organizations — Halliburton is an active participant in and sponsor of a number of key industry-recognized technical exchange organizations. Technical experts within each of our service lines are regularly invited to share Halliburton best practices and technological advancements within these forums. Two examples of such organizations are the Society of Petroleum Engineers and the American Petroleum Institute (“API”). API has recently issued several standards regarding the conduct of hydraulic fracturing operations. Halliburton participated in the development of these standards. Halliburton has likewise participated in the development of API-recommended practices for cementing.

CONFIDENTIAL TREATMENT REQUESTED BY HALLIBURTON COMPANY
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•	Global Laboratory Best Practices — Halliburton’s laboratory facilities operate in conformance with the Halliburton Global Laboratory Best Practices standards, which comply with industry testing standards established by API.

•	Cement design software — Halliburton has developed a cement design software called iCemSM Service. This cementing design tool is used to assess and monitor specific variables before, during and after a cement job in order to help reduce operational risk and increase operational success. This software has been implemented on a global basis in an effort to ensure that the benefits of this system are or will be realized in all of Halliburton’s cementing operations.

•	Process Assurance and Oversight — Halliburton has designated Global Assurance Managers for each of its product service lines. These managers are tasked with working to ensure that appropriate processes and competencies are developed, implemented and maintained.

•	Regional Technical Managers — In addition, Halliburton has Regional Technical Managers who are located in each region around the globe. The function of these technical managers is to implement new technologies and facilitate their introduction in Halliburton’s various field locations, as well as to communicate best practices to Halliburton field personnel.
Halliburton’s procedures and processes specifically address monitoring and management of fluid pumping rates and pressure on the job site. Pressure analysis and control are key indicators of the effectiveness of a hydraulic fracturing treatment and represent the primary means of detecting fluid leak-off; therefore Halliburton utilizes [****].

The potential environmental impacts of hydraulic fracturing have been studied by numerous government entities and others. For example, in 2004 EPA conducted an extensive survey of hydraulic fracturing practices and their potential effect on underground sources of drinking water. Focusing on coalbed methane wells as the shallowest type of oil and natural gas wells (and therefore the type of well that might be deemed to have the highest potential of harming a water supply when hydraulically fractured), EPA found that there are several factors which minimize the potential risks associated with hydraulic fracturing. One of the key factors noted by EPA is the substantial dilution of chemicals contained in hydraulic fracturing fluid additives before they are pumped into the wellbore and the resulting low concentrations of the chemicals in the additives. Other factors cited by EPA include the recovery of a significant portion

CONFIDENTIAL TREATMENT REQUESTED BY HALLIBURTON COMPANY
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of the hydraulic fracturing fluids during the production phase, further dilution of the chemicals in the additives when they enter the rock formation water and absorption by rock formations. Based on its detailed evaluation, EPA concluded that hydraulic fracturing of coalbed methane wells poses little or no threat to underground sources of drinking water. At the request of Congress, EPA is currently undertaking another study of the relationship between hydraulic fracturing and drinking water resources that will focus on the fracturing of shale natural gas wells.

Over the last few years, the New York State Department of Environmental Conservation (“NYSDEC”) has conducted its own extensive study of the potential environmental impacts of hydraulic fracturing of shale natural gas wells and, in July 2011, concluded that hydraulic fracturing does not present a reasonably foreseeable risk of significant adverse environmental impacts to potential fresh water aquifers.

In connection with NYSDEC’s study, Halliburton engaged a prominent consulting firm to undertake its own evaluation of the potential risks to human health associated with the use of hydraulic fracturing fluids. Based on its detailed review, the consulting firm concluded that (i) the subsurface migration of hydraulic fracturing fluids from the Marcellus Shale formation to overlying potable aquifers is implausible given the thousands of feet of confining rock layers overlying the Marcellus Shale and the effective hydraulic isolation that these rock layers have provided for tens of millions of years, and (ii) human health risks associated with surface releases of fracturing fluids are expected to be insignificant.

With respect to the disclosure of chemicals, Halliburton supports disclosure of the ingredients used in its hydraulic fracturing operations notwithstanding the lack of significant risk associated with the use of hydraulic fracturing fluids. We have made detailed information regarding our fracturing fluid composition and breakdown available on our public website at Halliburton.com/hydraulicfracturing under the “Fluids Disclosure” tab; the information is presented in a way that we believe is easy for the public to follow and understand. [****].

At the same time, Halliburton has invested considerable resources in developing its CleanSuite™ hydraulic fracturing technologies, which offer our customers a variety of environmental benefits related to the use of hydraulic fracturing fluid additives and other aspects of Halliburton’s hydraulic fracturing operations. Among other things, Halliburton has created a hydraulic fracturing fluid system comprised of materials sourced entirely from the food industry that can be used in a number of different formations. In addition, Halliburton has engineered a process to control the growth of

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bacteria in hydraulic fracturing fluids that uses ultraviolet light, allowing operators to minimize the use of chemical biocides. Halliburton also has developed a means of blending its fracturing fluids at the well site that makes possible the elimination of another category of chemicals from the fluid mix. Finally, Halliburton has developed a 3-D fracture mapping service that provides well operators with accurate, real-time, three-dimensional feedback on the direction, length and height of fractures as they are created in the formation. This fracture mapping technology is designed to provide further assurance that the fractures that are created in the target formation will not propagate thousands of feet into shallower formations where drinking water aquifers may be present.

Halliburton is committed to the continued development of innovative chemical and mechanical technologies that allow for more economical and environmentally friendly development of the world’s oil and natural gas reserves. The research and development of these innovations is made possible through continued protection of Halliburton’s intellectual property.

Halliburton’s customers (the well operators) are responsible for providing the water used in hydraulic fracturing operations and for disposing of any fluids pumped from the well. Well operators have multiple choices in how they treat and/or reuse the water in the hydraulic fracturing process to reduce their costs and risks associated with the disposal of the recovered water. Halliburton has sought to expand that range of choices by developing a suite of solutions available to our customers which are designed to reduce the amount of fresh water necessary in the hydraulic fracturing process. These services include, but are not limited to, advanced fluid chemistries designed to enhance the reuse of flowback or produced water, as well as a specially engineered fluid treatment technology for flowback or produced water that allows on-site generation of water that can be reused in hydraulic fracturing or other drilling and production processes. Halliburton recently executed the first completion of a natural gas producing well using these proprietary CleanSuite™ production enhancement technologies for hydraulic fracturing and water treatment.

3.	In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure in your filing and periodic reports to ensure that you have disclosed all material information regarding your potential liability as a service provider. This would include, for example, your potential liability in connection with any environmental contamination related to your fracturing operations. For example, and without limitation, please consider, and address in your response, the following with respect to your hydraulic fracturing services and operations:
•	the applicable policy limits and deductibles related to your insurance coverage;

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•	your related indemnification obligations and those of your customers, if applicable;

•	your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	the risks for which you are insured for your hydraulic fracturing operations.
Response: In evaluating any environmental risks that may be associated with hydraulic fracturing activities, it is helpful to understand the role that Halliburton plays in the development of shale gas and shale oil. Except in very limited circumstances in which Halliburton serves as the operator of the well (less than 1.0% of the time based on total revenue), Halliburton does not engage in drilling wells, does not install the casing in such wells, and does not assume ownership of the waters (both produced and flowback) that emerge from the well. (As noted above, Halliburton may provide certain casing and cementing services, and might provide drilling muds to the operator.) Halliburton’s principal task generally is to manage the process of injecting fracturing fluids into the borehole to “stimulate” the well. Thus, the primary environmental risks Halliburton faces are potential pre-injection spills or releases of stored fracturing fluids and spills or releases of fuel or other fluids associated with pumps, blenders, conveyors, or other equipment used in the hydraulic fracturing process.

[****].

In addition to the contractual indemnity, Halliburton has a general liability insurance program of $600 million comprised of primary and excess policies from many domestic and foreign insurers. This program includes a self-insured retention, or deductible, of $10 million per occurrence. This insurance is designed to cover claims by businesses and individuals made against us in the event of property damage, injury or death and, among other things, claims relating to sudden and accidental environmental damage, as well as legal fees incurred in defending against those claims. Insurance coverage can be the subject of uncertainties and, particularly in the event of large claims, potential disputes with insurance carriers.

While we recognize that there are risks associated with hydraulic fracturing projects, we note that, to date, Halliburton has not been obligated to compensate any indemnified party, or to seek coverage from its insurance carriers, for any environmental liability arising from hydraulic fracturing activities.

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Given the foregoing, Halliburton does not believe that its disclosure in the Form 10-K or its other periodic filings lacks material information regarding its potential liability as a provider of hydraulic fracturing services.
Financial Instrument Market Risk. page 57
4.	Please expand your disclosures in future filings to provide the information required by and discussed in Item 305 of Regulation S-K. It is unclear how your current disclosures meet one of the three disclosure alternatives described in Item 305(a). Additionally, please expand your disclosures to qualitatively discuss how you manage each of the primary market risks you are currently exposed to. Please note General Instruction 6 of Regulation S-K, Item 305 as to the location of your disclosures outside of financial statements.

Response: As requested by the Staff, beginning with Halliburton’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 and in future filings, Halliburton will expand its disclosures of the information required by and discussed in Item 305 of Regulation S-K, including Item 305(a) and disclosure qualitatively discussing how it manages each of the primary market risks it is currently exposed to. Halliburton will provide all such disclosures in accordance with General Instruction 6 of Item 305 of Regulation S-K.
Acknowledgements
     Halliburton hereby acknowledges that:
•	Halliburton is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	Halliburton may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Eric Swanson or Andrew Baker of Baker Botts L.L.P. at (713) 229-1856 or (214) 953-6735, respectively, if you have any questions.